
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 14, 2011

Mr. Joseph M. Zubretsky
Senior Executive Vice President and Chief Financial Officer
Aetna Inc.
151 Farmington Avenue
Hartford, CT   06156

      Re: **Aetna Inc.**
               Form 10-K for the Year Ended December 31, 2010
               File No. 001-16095

Dear Mr. Zubretsky:

We have reviewed your May 13, 2011 response to our April 19, 2011 letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements
Litigation and Regulatory Proceedings, page 92

1. We acknowledge your response to prior comment six in which you describe your process to evaluate loss contingencies, explain why you cannot make reasonable estimates of losses or a range of losses resulting from loss contingences and provide additional disclosures in your March 31, 2011 Form 10-Q. Please clarify for us why you cannot estimate a range of reasonably possible losses, given your presumed experience with various types of litigation and other contingencies and the varying stages of the identified contingencies. In your response, please provide us:

   - An explanation of how you determine whether to continue pursuing the matter or attempt to settle instead of litigate. In other words, explain how you weigh the cost of defense in terms of both money and the passage of time if you cannot estimate the possible loss and the probability of success or failure; and

- Although you indicate that you disclose the relief sought by plaintiffs in your March 31, 2011 Form 10-Q, you do not appear to disclose any specific or aggregate claims. Please tell us the name of any case in which the plaintiff has requested in public filings a quantified amount of relief and the amount of such relief. For each of these filings, please explain why a range of reasonably possible loss cannot be determined.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Mark Brunhofer, Accounting Reviewer, at (202) 551-3638 if you have questions regarding this comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant